United States securities and exchange commission logo





                             April 22, 2022

       Kevin Britt
       Chief Executive Officer
       Elate Group, Inc.
       305 Broadway, Floor 7
       New York, NY 10007

                                                        Re: Elate Group, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 1, 2022
                                                            File No. 333-264073

       Dear Mr. Britt:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 24, 2022 letter.

       Form S-1 filed April 1, 2022

       Cover Page

   1. Revise your cover page to consistently disclose the securities that you are offering. For example, the
introductory sentences on the cover page refer to "Units" and other securities, while you
only refer to "Class A Common stock" under the Elate Group logo.
   2. Please revise the second paragraph on the cover page to clarify that each Pre-funded Unit will consist of a
pre-funded warrant to purchase one share of Class A common stock at an exercise price of
$0.001 per share and, if true, one Warrant to purchase one share of Class
                                                        A common stock. Also
disclose that the Common Units and Pre-funded Units will not be certificated or issued
as stand-alone securities. We note your disclosure at page 74. When available, please also
file the forms of warrant and pre-funded warrant and any forms of
 Kevin Britt
FirstName   LastNameKevin Britt
Elate Group,  Inc.
Comapany
April       NameElate Group, Inc.
       22, 2022
April 222, 2022 Page 2
Page
FirstName LastName
         warrant agreement as exhibits to your registration statement for review.
3. You disclose that you have granted the underwriter(s) an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional number of shares of Class
         A common stock (15% of the shares sold in the offering) and/or up to an additional number of Warrants (15% of the Warrants sold in the offering) at the public offering price, less underwriting discounts and commissions. Revise to clarify whether the underwriter(s) will receive any commissions or discounts with respect to overallotment warrants, in light of the expected price of $0.001. Please also disclose the range of proceeds that you will receive if the overallotment option is exercised entirely for shares, on the one hand, or for warrants, on the other hand.

4. Please revise your disclosure here to clarify, if true, that for each Pre-funded Unit you sell, the number of Common Units you are offering will be decreased on a one-for-one basis.
         We note your disclosure at page 13.
Prospectus Summary
Moving and Relocation, page 4

5. We note the disclosure here that you experienced the full impact of COVID-19 in 2021, and that it resulted in an increased number of customer cancellations in 2021 as compared to 2020. Please revise to disclose how the cancellations impacted your revenue growth in
         2021. We note your disclosure at page 56 where you state that in 2021 you experienced the full impact of COVID-19 and that it had an adverse effect on your revenue growth in
         2021.
Summary Historical Financial and Other Data, page 16

6. Please revise footnote (1) on page 17 to remove reference to adjustments set forth in a footnote (1) as it has been removed as well as correct the offering information. That is, you are offering common units not Class A common stock for sale to the public.
Capitalization, page 38

7. Please revise your capitalization table to include both current and long-term debt.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Contractual Obligations, page 49

8. Please revise your table of contractual obligations to include the notes payable due to related parties on October 4, 2022.
Forum Selection, page 81

9. We note your revisions in response to comment 5 and reissue in part. We note that your
 Kevin Britt
FirstName   LastNameKevin Britt
Elate Group,  Inc.
Comapany
April       NameElate Group, Inc.
       22, 2022
April 322, 2022 Page 3
Page
FirstName LastName
         bylaws do not provide for federal jurisdiction. Please clarify your governing documents to state whether this provision applies to actions arising under the Securities Act or
         Exchange Act. Please also state that there is uncertainty as to whether a court would enforce such provision. In regard to Securities Act claims, please state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Financial Statements
Note 2 - Summary of Significant Accounting Policies
Basis of Presentation, page F-7

10. We note your disclosure in which you state that the operations of Elate Group have been included since October 4, 2021. As the share exchange is considered a transaction between entities under common control, the financial statements should report the exchange of equity interests as if it had occurred at the beginning of the period. In addition, the financial statements and financial information as of and for the fiscal year ended December 31, 2020 should be retrospectively adjusted to reflect the equity share exchange. Please refer to the guidance in FASB ASC 805-50-45-2 through 45-5 and revise your financial statement presentation accordingly.

         In addition, you should retrospectively present the reverse stock split that was effected on
         January 7, 2022 for all financial statement periods presented. Refer to FASB ASC 505-
         10-S99-4 (SAB Topic 4:C).
Net Income per Share/Unit, page F-10

11. We note disclosure that your pro-forma earnings per share of $0.29 for the year ended
         December 31, 2020 were prepared as if the Company converted to a C Corporation on
         January 1, 2020 based on 5,250,000 shares outstanding. However, we note that the $0.29 pro forma earnings per share appears to have no pro forma adjustment to net income to reflect the assumption that its federal income tax rate was 21% as of January 1, 2020.
         Please revise your calculation of pro forma earnings per share or clarify how you concluded your current pro forma calculation of earnings per share is correct.
Note 5 - Income Taxes, page F-11

12. We note in conjunction with becoming a C-corporation on October 4, 2021 you recorded a deferred tax liability of $117,062 and reduced Additional Paid-In Capital for the same amount. Please revise your financial statements to record the effect of recognizing the deferred tax liability in income from continuing operations as required by FASB ASC
         740-10-45-19 or explain why your current accounting is appropriate.
13. Please include a tabular reconciliation using percentages or dollar amounts of the reported
 Kevin Britt
Elate Group, Inc.
April 22, 2022
Page 4
      amount of income tax attributable to continuing operations for the year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to comply with the disclosure requirements of FASB ASC 740-10-50-12.
General

14. Please revise your definitions of "Units" to include the Pre-funded Units, where applicable, and "securities" to include the Common Units and Pre-funded Units.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John
Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Law Clerk, at (202)
551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameKevin Britt
                                                           Division of
Corporation Finance
Comapany NameElate Group, Inc.
                                                           Office of Energy &
Transportation
April 22, 2022 Page 4
cc:       Peter Hogan, Esq.
FirstName LastName